   As filed with the Securities and Exchange Commission on February 26, 1999.
                            Registration No. 33-38066

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         POST EFFECTIVE AMENDMENT NO. 10
                                       TO

                                    FORM S-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             SBM CERTIFICATE COMPANY
               (Exact name of registrant as specified in charter)

                                    Minnesota
         (State or other jurisdiction of incorporation or organization)

                                      6725
            (Primary Standard Industrial Classification Code Number)

                                   41-1671595
                      (I.R.S. Employer Identification No.)

                          c/o ARM Financial Group, Inc.
                              515 W. Market Street
                           Louisville, Kentucky 40202
                                  (502)582-7900
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                                executive office)

                           CT Corporation System Inc.
                             405 Second Avenue South
                          Minneapolis, Minnesota 55401
                                  (612)333-4315
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon after the effective date of this Registration Statement as is practicable.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. The Rule 24f-2 Notice for the issuer's most recent fiscal year will be filed in March 1998.

PROSPECTUS
                             SBM CERTIFICATE COMPANY
                             SERIES 503 CERTIFICATES

This Prospectus describes fully paid fixed-rate face-amount certificates designated as investment certificates Series 503 (CERTIFICATES). SBM Certificate Company is the issuer of the Certificates. When you purchase a Certificate, you make a single lump sum payment to us in exchange for our promise to pay the amount invested (FACE-AMOUNT), plus accrued interest, on a fixed future date (MATURITY DATE).

Our Certificates initially mature three years from the date of issue. We will automatically extend the maturity date for ten additional three-year periods unless you notify us to the contrary. The money you put into a Certificate earns a fixed interest rate that we declare at the time of your investment, but that will never be less than 2.5%. You may choose to have your interest:

     O    COMPOUNDED ANNUALLY and paid at maturity or redemption

     O    PAID ANNUALLY or

     O    PAID QUARTERLY

As of the date of this Prospectus, we'll pay interest for each of the three years prior to the initial maturity date at the following rates, instead of the minimum interest rate of 2.50%:


                                                            If Interest is
                If Interest is       If Interest is         Compounded
                Paid Quarterly       Paid Annually          Annually
Year 1          4.60%                4.65%                  4.75%

Year 2          4.85%                4.90%                  5.00%

Year 3          5.10%                5.15%                  5.25%


These rates apply to Certificates held to maturity for the initial three-year period only. We will declare new interest rates as of each maturity date, with a guaranteed minimum of rate 2.5%. See "Description of the Certificates" for a complete description of the terms of your Certificate.

There is no sales charge.

This Prospectus contains information about the Certificates that you should know before investing. You should read this Prospectus and any supplements, and retain them for future reference.

PLEASE SEE "RISK FACTORS" ON PAGE 3 FOR A DESCRIPTION OF THE RISKS ASSOCIATED WITH AN INVESTMENT IN CERTIFICATES.

For further information and assistance, contact our Administrative Office at 100 North Minnesota Street, P.O. Box 69, New Ulm, Minnesota 56073 or call us toll-free at 1-888-303-3636. A free copy of our registration statement, containing additional information, and our annual report, containing financial statements that have been audited and reported upon by independent certified public accountants, are available upon request from our Administrative Office.

THE CERTIFICATES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED BY THE FDIC. THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE CERTIFICATES OR PASSED ON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS MAY 1, 1999.


TABLE OF CONTENTS
                                                                                                   PAGE
                                                                                                   ----
SBM Certificate Company...............................................................................3
Risk Factors..........................................................................................3
         Absence of a Rating..........................................................................3
         Relationship with ARM........................................................................3
         Effects of Changes in Interest Rates.........................................................3
         Early Withdrawals............................................................................3
         Interest Rates for Renewal Periods...........................................................3
         Year 2000....................................................................................3
Description of the Certificates.......................................................................4
         Minimum Investment...........................................................................4
         Interest Rates...............................................................................4
         Interest Payment Options.....................................................................4
         Maturity.....................................................................................5
         Withdrawals..................................................................................5
         Deferred Payment.............................................................................5
         Method of Distribution.......................................................................5
         Federal Income Tax Treatment.................................................................6
         Transfer of Ownership........................................................................6
         Reserves and Deposits with Custodian.........................................................6
         Certain Financial Information................................................................6
         Use of Proceeds..............................................................................7
         Investment Policies..........................................................................7
Underwriter's Agreement...............................................................................7
Underwriter's Compensation............................................................................7
About SBM Certificate Company.........................................................................7
         History......................................................................................8
         Business.....................................................................................8
         Competition..................................................................................8
         Employees....................................................................................8
         Capital Structure............................................................................8
         Regulation...................................................................................8
         Description of Property......................................................................8
         Legal Proceedings............................................................................6
Executive Officers and Directors of SBM Certificate Company...........................................9
         Executive Officers and Directors.............................................................6
         Limitation of Liability and Indemnification..................................................6
Relationship with ARM and Affiliates.................................................................11
Independent Auditors.................................................................................11
Selected Financial Data..............................................................................12
Management's Discussion and Analysis of Financial Condition and Results of Operations................13
         General......................................................................................6
         Results of Operations........................................................................6
         Asset Portfolio Review.......................................................................6
         Liquidity and Financial Resources............................................................6
Index to Financial Statements........................................................................16


SBM CERTIFICATE COMPANY

When this Prospectus uses the terms "we," "our" and "us," it means SBM Certificate Company. SBM Certificate Company is a Minnesota corporation and a subsidiary of ARM Financial Group, Inc. (ARM), a financial services holding company. ARM, based in Louisville, Kentucky, specializes in providing retail and institutional customers with products and services designed for long-term savings and retirement. Our executive offices are located at 515 W. Market Street, Louisville, Kentucky 40202. The telephone number is (502) 582-7900.

RISK FACTORS

We are not a bank, broker-dealer or insurance company. THE CERTIFICATES ARE NOT BANK PRODUCTS, EQUITY INVESTMENTS, ANNUITIES OR LIFE INSURANCE, AND ARE NOT GUARANTEED OR INSURED BY ANY GOVERNMENTAL AGENCY OR FUND OR PRIVATE THIRD PARTY.

ABSENCE OF A RATING

We have not applied for or received a rating for the Certificates from any nationally recognized rating organization.

RELATIONSHIP WITH ARM

While we are an independent operating entity, we are also a wholly owned subsidiary of ARM. We rely upon ARM and its affiliates to provide services that impact our management, operations, investments, and capital. For this reason, we may be affected by factors affecting ARM, including ARM's operating results, consolidated business and capital plans, and its relationship with various regulators. See "Relationship with ARM and Affiliates."

EFFECTS OF CHANGES IN INTEREST RATES

Economic and market conditions and fluctuations in interest rates affect the market value of our investment portfolio, which consists primarily of publicly traded, investment grade debt securities. Although we seek to control this interest rate risk, the value of our investment portfolio may decrease during periods of sharp changes in interest rates. In such an environment, if we had to sell assets to meet liquidity needs, we could recognize losses on the sale of these assets. These losses would reduce the overall capital resources available to us to provide a source of funds for our operations, including the making of payments on Certificates.

EARLY WITHDRAWALS

If you withdraw all or a portion of your investment within three months of purchase, you will receive no interest. In addition, any amount you withdraw during any three-year maturity period will result in a reduced interest rate. If you have chosen to have interest paid quarterly or annually, the reduced interest rate may cause the amount paid upon surrender to be less than the amount you invested.

INTEREST RATES FOR RENEWAL PERIODS

The initial rates are payable for the initial three-year period only. Although we intend to declare in advance interest rates above the 2.50% minimum rate for Certificate years beyond the initial maturity date, we have no obligation to do so.

YEAR 2000

ARM has undertaken a Year 2000 project that includes all of its subsidiaries, including us.

ARM's Year 2000 compliance project, as it relates to us, is provided for under our Investment Services Agreement and Administrative Services Agreement with ARM. Pursuant to these agreements, our operations are administered and managed by ARM. The cost of ARM's Year 2000 initiatives is not expected to be material to ARM's results of operations or financial condition. Likewise, any cost to us related to Year 2000 compliance is not expected to be material to our results of operations or financial condition.

ARM has completed the assessment phase of the project for all production applications, hardware (personal computers and servers), system software, facilities, vendors, and business partners. Although ARM is still receiving information from a few vendors and business partners and assessing various logistic concerns with its facilities, ARM's major production systems are substantially Year 2000 compliant. However, it was determined that our administrative system that processes face-amount certificate transactions cannot correctly process Year 2000 data because it uses a two digit year field. Where Year 2000 problems were found, as in our case, the necessary upgrades and repairs have begun and are scheduled for completion no later than May 31, 1999. For us specifically, management plans to replace our face-amount certificate administrative system with an application that is Year 2000 compliant and then convert our business to that application.

As well as assessing its facilities, ARM is currently in the repair and certification testing phase of its project. The testing phase will serve to verify the results of repairs and assessments. Steps needed to correct any problems uncovered during testing will begin immediately at that time. ARM's Year 2000 project is well underway and because management believes that it will be completely Year 2000 compliant by May 31, 1999, it currently has no contingency plans in place beyond its normal disaster recovery procedures. As a precaution, ARM is developing a contingency and business resumption plan to address various logistic concerns with its facilities. The contingency and business resumption plan is scheduled for completion no later than September 30, 1999.

Although ARM anticipates no major interruption of business activities, that will be dependent, in part, upon the activity of third parties. Even though ARM has assessed and continues to assess third party issues, it has no direct ability to influence the compliance actions of these parties. Accordingly, while ARM believes its actions in this regard should have the effect of reducing Year 2000 risks, it is unable to eliminate them or to estimate the ultimate effect Year 2000 risks will have on ARM's operations.

The estimated date on which ARM believes it will complete its Year 2000 compliance efforts and the expenses related to ARM's Year 2000 compliance efforts are based upon management's best estimates, which were based on assumptions of future events, including the availability of certain resources, third party modification plans and other factors. There can be no assurances that these results and estimates will be achieved, and the actual results could materially differ from those anticipated.

DESCRIPTION OF THE CERTIFICATES

MINIMUM INVESTMENT

The minimum amount you may invest is (1) $1,000 if you choose to have interest compounded or paid annually, or (2) $5,000 if you choose to have interest paid quarterly. The amount of your payment is the face-amount of the Certificate.

INTEREST RATES

We periodically declare the interest rates payable for each of the three years of a Certificate's initial period.

WE WILL NEVER DECLARE AN ANNUAL INTEREST RATE OF LESS THAN 2.50%. As of the date of this Prospectus, we have declared the interest rates listed on the cover page of this Prospectus. As market conditions shift, however, we may declare new rates, so that the interest rates applicable to your Certificate may be greater or lesser than the interest rates shown on the cover page of this Prospectus. To confirm our current rates, please contact our Administrative Office.

The interest rates applicable to your Certificate until its maturity date will be the rates in effect on the date your application is accepted at our Administrative Office.

The prevailing investment rates available on interest-bearing instruments are a primary consideration for us in deciding upon the declaration of interest rates for the Certificates. However, we have complete discretion as to what interest rates we declare.

When a Certificate is renewed, the declared interest rates in effect at the maturity date will determine the rates for the following three-year period. These new interest rates may be greater or lesser than the rates in effect for the initial three-year period. Our current policy is to pay interest on renewed Certificates at the declared rates in effect at the maturity date plus .10%. This policy is subject to change at any time without prior notice.

INTEREST PAYMENT OPTIONS

You may choose to:

     o compound your interest annually and receive it when the Certificate matures or when you make a withdrawal

     o    receive annual interest payments

     o    receive quarterly interest payments.

Your interest rates will vary depending on the payment option you choose. You may not change your interest payment option once your Certificate has been issued. Interest on the Certificates accrues monthly.

MATURITY

Your Certificate matures three years from the date it was issued. At maturity, you will be entitled to receive the original invested amount if you elected to receive interest payments annually or quarterly. If you elected to have interest compounded, you will be entitled to receive at maturity the original invested amount plus accrued interest.

We will notify you by writing at least fifteen days prior to your Certificate's maturity date. Unless you notify us to the contrary, we will then automatically extend the maturity date for an additional three-year period. We may extend your Certificate for a total of ten additional three-year periods. The terms of your initial Certificate will continue to apply, except that as explained above under "Interest Rates," new interest rates may apply.

WITHDRAWALS

You may withdraw all or a portion of your original investment at any time. Any amounts you withdraw before the Certificate matures will earn a reduced rate of interest that we predeclare. Any amounts you withdraw within three months of purchase will earn no interest. Interest accrues monthly, so that an early withdrawal will earn interest only for the number of full months the Certificate was in force.

The minimum amount you may withdraw is $1,000. The minimum amount remaining must be at least

$1,000, if you chose to have interest compounded to maturity or paid annually, and at least $5,000 if you chose to have interest paid quarterly.

To request a withdrawal, please send us a written request accompanied by the Certificate, properly endorsed. If your Certificate has been lost, you must obtain a Lost Instrument Bond at your expense. The written request should be signed by you exactly as the Certificate is registered. For withdrawals of $20,000 or more, your signature or signatures must be guaranteed by a national securities exchange, a member firm of a principal stock exchange, a registered securities association, a clearing agency, a bank or trust company, a savings association, a credit union, a broker or dealer, a municipal securities broker or dealer, a government securities broker or dealer, or a representative of ARM Securities. Further documentation may be required from corporations, executors (executrixes), partnerships, administrators (administratrices), trustees or custodians. For your protection, you should send your Certificate by registered mail.

DEFERRED PAYMENT

We reserve the right, prior to a Certificate's maturity, to defer any payment for up to thirty days. During any such period, interest will accrue on the deferred amount at not less than the minimum interest rate of 2.50%.

METHOD OF DISTRIBUTION

The Certificates are distributed by registered representatives of ARM Securities and also by registered representatives of other broker-dealers that have selling agreements with ARM Securities. Pursuant to the Underwriting Agreement between SMB Certificate Company and ARM Securities, we pay sales compensation to ARM Securities for distribution of the Certificates. ARM Securities in turn pays compensation to its representatives and pays other distribution expenses. See "Underwriting Agreement" and "Underwriter's Compensation" below.

FEDERAL INCOME TAX TREATMENT

Under Internal Revenue Service rules and regulations, investors holding Certificates realize current income for tax purposes. Under these guidelines, you must report interest accrued on a Certificate as taxable ordinary income each year on a current basis. If you have elected to have interest compounded annually, you must recognize interest income for income tax purposes in the years in which it is accrued even though you won't receive the interest payment until the Certificate matures. We will report to you annually the amount of your income from the Certificate for tax purposes.

Pursuant to federal law, you must provide us with a correct taxpayer identification number. Generally, this number is your Social Security or employer identification number. Failure to provide such number may make it necessary for us to withhold a portion of any accrued interest.

TRANSFER OF OWNERSHIP

There is no public market for resale of the Certificates, nor is one likely to develop. Your may assign your Certificate on our records if you send the us Certificate, properly endorsed, along with proper transfer information concerning the person or entity to whom the Certificate will be transferred. You should sign the written transfer request exactly as the Certificate is registered. For transfers of $20,000 or more, your signature or signatures must be guaranteed by a national securities exchange, a member firm of a principal stock exchange, a registered securities association, a clearing agency, a bank or trust company, a savings association, a credit union, a broker or dealer, a municipal securities broker or dealer, a government securities broker or dealer, or a representative of ARM Securities. Further documentation may be required from corporations, executors (executrixes), partnerships, administrators (administratrices), trustees or custodians. For your protection, you should send the Certificate by registered mail.

RESERVES AND DEPOSITS WITH CUSTODIAN

We accrue liabilities (RESERVES) for our Certificate obligations in accordance with the Investment Company Act of 1940 (1940 ACT). In general, we establish reserves monthly in an amount equal to the face-amount of each Certificate plus accrued but unpaid interest.

The 1940 Act requires us to have capital stock in an amount not less than $250,000 and to keep on deposit, with a qualified custodian, certain kinds of investments having a value not less than $250,000 plus the amount of its outstanding certificate reserves. For information on the value of our investments on deposit and our reserves on all outstanding certificates, see Notes 1, 3, 4, and 8 of Notes to Financial Statements.

Most of our investments are on deposit pursuant to the terms of a custody agreement with First Trust National Association, a national banking association located in Minneapolis, Minnesota. We also maintain separate deposits as required by certain states. The custody agreement requires us to maintain investments on deposit with a value (calculated in accordance with the provisions of the 1940 Act) in excess of our reserves for outstanding certificate obligations. We can't withdraw any specific investments unless we replace them with investment(s) of an equivalent or higher value, or unless the value of our remaining investments on deposit cover our required certificate reserves. If we fail to make a required payment on a Certificate, the custodian is required, at the request of a Certificate holder, to make the payment from our investments.

CERTAIN FINANCIAL INFORMATION

For information regarding the amounts of revenue, results of operations and assets attributable to our face-amount certificate business and significant events relating to our business, see "Selected Financial Data" and "Management's Discussion and Analysis of Results of Operations and Financial Condition".

USE OF PROCEEDS

We back the Certificates by investing the money received and keeping the invested assets on deposit. Our investments are varied and of generally high quality. The composition and quality of our investments is subject to change from time to time at our sole discretion. At December 31, 1998, this composition was:

         Cash and cash equivalents                                      8.4%
         Fixed maturities:
                  U.S. Treasury securities and
                    obligations of U.S. government agencies            15.7
                  Corporate securities                                 24.7
                  Asset-backed securities                               0.9
                  Collateralized mortgage obligations                  46.1
                  Other mortgage-backed securities                      1.2
                  Other fixed maturities                                1.5
         Other investments (equity securities and certificate loans)    1.5
                                                                      -----
         Total Cash and Investments                                   100.0%
                                                                      =====


Our fixed maturity portfolio is 97% investment grade as of December 31, 1998. Investment grade securities are those classified as 1 or 2 by the National Association of Insurance Commissioners, or where such classifications are not available, rated as BBB- or above by Standard & Poor's Corporation.

INVESTMENT POLICIES

Our investment adviser makes investment decisions relating to our investment portfolio (see "About SBM Certificate Company - Business" below). Our Board of Directors regularly reviews investment decisions. Our investment adviser, in accordance with our investment policies, uses its best judgment in deciding the amount and type of investments to be purchased and sold subject to certain limitations on investments prescribed by the 1940 Act. Section 28 of the 1940 Act requires us to deposit only "qualified investments". Qualified investments are defined as those investments which life insurance companies are permitted to invest in or hold under the provisions of the Insurance Code of the District of Columbia.

The following policies currently govern our investment decisions, but may be changed by the Board of Directors without shareholder or Certificate holder approval.

     (1) We will not purchase any securities on margin or participate on a joint or joint and several basis in any trading account in securities.

     (2)  We will not sell short any security.

     (3) We may borrow money if management feels it is necessary or desirable in conducting our business in the most advantageous manner. We may borrow money for either temporary or extended purposes and may pledge some of our assets as security.

     (4) We don't generally deal in real estate, but we reserve freedom of action to do so if it would provide a desirable investment or a source of mortgage loans.

     (5) We don't intend to engage in the purchase and sale of commodities or commodity contracts.

     (6) We don't currently intend to act as underwriter of securities issued by other persons.

     (7) We may make real estate and other kinds of loans if desirable in the future.

     (8) Our Articles of Incorporation and By-Laws do not restrict us from concentrating our investments in any particular industry or group of industries.

     (9) Subject to the basic restriction of investment in qualified investments, we reserve freedom of action with regard to portfolio turnover.

     (10) In past years, we made mortgage loans, principally consisting of commercial real estate mortgage loans. Our current policy is not to make any new mortgage loans.


UNDERWRITING AGREEMENT

Pursuant to an Underwriting Agreement dated June 14, 1995, between SBM Certificate Company and ARM Securities Corporation (ARM SECURITIES), formerly SBM Financial Services, Inc., (a wholly owned subsidiary of ARM registered as a broker-dealer under the Exchange Act of 1934), ARM Securities has the exclusive right to solicit applications for and to distribute the Certificates. Pursuant to this agreement, ARM Securities agrees to continuously solicit such applications, as long as Certificates are available for sale. We reserve the right to reject any application. ARM Securities has no obligation to purchase or sell any designated dollar amount or quantity of Certificates but is only required to use its best efforts on our behalf.

Our Board of Directors, including a majority of directors who are not interested persons of ARM Securities or ARM, must approve the Underwriting Agreement annually. The Underwriting Agreement is terminable by either party with sixty days' notice.

UNDERWRITER'S COMPENSATION

In accordance with the Underwriting Agreement, we pay ARM Securities compensation which does not exceed $30.00 per $1,000 invested per three-year maturity period. We pay this compensation from our general funds, and do not deduct anything from the amount you invest. ARM Securities pays compensation to its representatives and pays other selling expenses in connection with the sale of Certificates. We paid ARM Securities $325,523, $314,805, and $263,089 in 1998, 1997, and 1996, respectively, as compensation and other issuance, underwriting, and sales expenses.

ABOUT SBM CERTIFICATE COMPANY

HISTORY

SBM Certificate Company was incorporated in Minnesota on June 18, 1990, to assume the face-amount certificate business of SBM Company (SBM). We became a subsidiary of ARM following ARM's purchase of most of the assets of SBM in June 1995 (ARM ACQUISITION). Together with our predecessor firm, we have issued various series of face-amount certificates of the fully paid and installment type since 1914. We registered as an investment company under the 1940 Act and assumed the obligations of SBM's outstanding face-amount certificates in January 1991. SBM owned us directly until December 31, 1993, at which time SBM transferred all of our shares to its subsidiary State Bond and Mortgage Life Insurance Company (SBM LIFE). Following the ARM Acquisition, all of our shares were transferred from SBM Life to ARM.

BUSINESS

Our sole business is issuing fixed-rate face-amount certificates registered under the 1940 Act. A face-amount certificate is an obligation requiring us to pay a certain amount, plus a specified return, to an investor at a given maturity date, or lesser amounts if an investment in the Certificate is withdrawn prior to maturity. We currently offer one series of single-payment investment certificates. Our face-amount certificate operations include issuance of single-payment certificates and the servicing of outstanding single-payment and installment certificates, the investment of related funds, and other related service activities. Our face-amount certificates are sold primarily in the Midwest.

ARM Securities, a subsidiary of ARM, is the exclusive distributor of our face-amount certificates. See "Underwriting Agreement" above. ARM Securities is registered with the Securities and Exchange Commission (SEC) as a broker-dealer.

ARM provides us with investment management services pursuant to an Investment Services Agreement. Historically, such services were provided in part through ARM's wholly owned subsidiary ARM Capital Advisors, Inc. (ARM CAPITAL ADVISORS). On November 7, 1997, ARM transferred ownership of ARM Capital Advisors to a newly formed subsidiary, ARM Capital Advisors, LLC (NEW ARMCA), and sold an 80% interest in New ARMCA to ARM Capital Advisors Holdings, LLC, an entity controlled by Emad A. Zikry, the President of ARM Capital Advisors prior to the sale. Under the terms of the sale, New ARMCA provides ARM's subsidiaries (including us) with investment management services on the same basis as in the past. ARM may also consider retaining other investment management firms.

Our gross margin is derived primarily from the margin between earnings on investments and amounts paid or credited on our fixed rate Certificate deposits (INVESTMENT SPREAD). Our net income is determined by deducting investment and other expenses and federal income taxes. The investment spread is affected principally by general economic conditions, government monetary policy, the policies of regulatory authorities that influence market interest rates, and our ability to respond to changes in such rates. Changes in market interest rates may have a negative impact on our earnings. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Risk Factors".

We have no foreign sales.

COMPETITION

Our face-amount certificate business competes in general with various types of individual savings products which offer a fixed rate of return on investors' money, especially insurance and bank and thrift products. Some of these other products are insured by governmental agencies or funds or private third parties. For example, banks and thrifts typically have federal deposit insurance covering monies deposited with them. Our Certificates are not guaranteed or insured by any governmental agency or fund or independent third party. Our ability to offer competitive interest rates, attractive terms, and efficient service are our primary basis for meeting competition. IDS Certificate Company is our main competitor in the issuance of face-amount certificates.

EMPLOYEES

We currently have no employees. Investment, administrative, and distribution services are provided pursuant to an Investment Services Agreement, an Administrative Services Agreement, and an Underwriting Agreement, all of which are dated as of June 14, 1995. See "Underwriting Agreement" and "Relationship with ARM and Affiliates".

CAPITAL STRUCTURE

We have 1,000,000 shares of authorized common stock, $1.00 par value, of which 250,000 shares are currently issued and outstanding. ARM owns all of our issued and outstanding shares. ARM had pledged our shares pursuant to a credit agreement among ARM and certain lenders to secure a bank loan made to ARM. The pledged shares were released as collateral pursuant to a release and amended agreement dated December 15, 1997.

REGULATION

Like many financial service companies which offer investment opportunities to the public, we are subject to regulation and supervision by federal and state regulators. The 1940 Act and rules issued by the SEC specify certain terms for face-amount certificates, the method for calculating reserve liabilities on outstanding certificates, the minimum amounts and types of investments to be deposited with a qualified custodian to support such reserve liabilities, and a variety of other restrictions. See "Description of the Certificates - Reserves/Deposits with Custodian" and Note 8 of Notes to Financial Statements. The Minnesota Department of Commerce and the Illinois Secretary of State exercise supervisory powers over our face-amount certificate business similar to those under the 1940 Act. In addition, the Minnesota Department of Commerce conducts examinations of us on a periodic basis. The offer and sale of Certificates also are subject to federal and state securities laws.

We are not a bank, broker-dealer or insurance company. THE CERTIFICATES ARE NOT BANK PRODUCTS, EQUITY INVESTMENTS, ANNUITIES OR LIFE INSURANCE, AND ARE NOT GUARANTEED OR INSURED BY ANY GOVERNMENTAL AGENCY OR FUND OR PRIVATE THIRD PARTY.

DESCRIPTION OF PROPERTY

Our and ARM's corporate executive offices (CORPORATE OFFICES) are located at 515
W. Market Street, Louisville, Kentucky. The main telephone number for the Corporate Offices is (502) 582-7900. The Corporate Offices are the primary location for ARM's and our investment accounting, corporate accounting, legal and marketing activities and various support personnel. These offices contain approximately 31,010 square feet of office space held pursuant to a lease between ARM and the lessor which expires on September 1, 2006, and which is subject to two five (5) year renewal options.

Our administrative offices are located in New Ulm, Minnesota, at 100 North Minnesota Street. On September 15, 1998, we sold the building at 100 North Minnesota Street to State Bank & Trust Company of New Ulm. As part of this transaction, ARM entered into a two year lease with a one year renewal option for certain office, storage and common area space in the building. The purpose of this lease is to house the ARM employees who perform certain administrative functions on our behalf.

LEGAL PROCEEDINGS

We are not a party to, nor is any of our property the subject of, any material pending legal proceedings, other than ordinary litigation routine to our business.

EXECUTIVE OFFICERS AND DIRECTORS OF SBM CERTIFICATE COMPANY

EXECUTIVE OFFICERS AND DIRECTORS

Our directors and executive officers are as follows:

John R. McGeeney, age 42 - Director and Chairman of the Board of SBM Certificate Company since January 1996; President since June 1995. Mr. McGeeney is the Executive Vice President--Retail Business Division of ARM and holds various offices with other subsidiaries of ARM. Prior to joining ARM in October 1993, from February 1988 to October 1993, he served successively as Attorney, Counsel and Assistant General Counsel for the Accumulation and Investment Group of Providian Corporation. From 1986 to 1988, he was an associate with the law firm of Middleton & Reutlinger.

Walter L. Sales, age 50 - Director of SBM Certificate Company beginning in 1998. Since 1984 Mr. Sales has been a partner in the Louisville law firm of Ogden, Newell & Welch where he is chairman of the firm's litigation department and currently serves on its executive committee. From 1974 to 1984 he was a partner with the law firm of Segal, Isenberg, Sales & Stewart.

Robert J. Marshall, Jr., age 32 - Director of SBM Certificate Company beginning in 1998. Mr. Marshall earned his BBA in Finance from the University of Notre Dame in 1988 and his MBA from Indiana University while working at the Notre Dame Federal Credit Union in South Bend, IN as a Senior Accountant in 1991. He has lived in Louisville for the past five years working for Brown & Williamson Tobacco Corporation. Currently he is a Senior Analyst, International Markets within the Budget & Reporting department with primary responsibilities for foreign exchange analysis and export volume forecasting. Prior to taking this position he was President/CEO of the Brown & Williamson Federal Credit Union. He currently is a Level III CFA candidate.

Paul J. Houk, age 42 - Director of SBM Certificate Company beginning in 1998. Mr. Houk is Counsel with the law firm of Stites & Harbison in Louisville, Kentucky, and specializes in the areas of investment, finance, derivatives and related transactional law. Mr. Houk currently serves on Stites & Harbison's Investment Committee. From 1986 until joining Stites & Harbison in 1996, Mr. Houk held the position of Assistant General Counsel for Providian Corporation and had legal responsibility for a variety of investment and securities related matters. Mr. Houk was associated with Porter, Wright, Morris & Arthur in Columbus, Ohio from 1982-1985, and Hebb & Gitlin in Hartford, Connecticut from 1985-1986. Mr. Houk graduated SUMMA CUM LAUDE in 1979 from the State University of New York at Albany with a BA in Economics and Political Science, and earned membership into Phi Beta Kappa. Mr. Houk received his JD from the University of Michigan Law School in 1982. Mr. Houk has been a Fellow in the American College of Investment Counsel since 1986, and is a member of the American, Kentucky, Connecticut and Ohio Bar Associations.

Dennis L. Carr, age 49 - Executive Vice President--Chief Product Development Officer and Actuary. Mr. Carr is an Executive Vice President and Chief Actuary of ARM and holds various offices with other subsidiaries of ARM. Prior to joining ARM, from July 1988 to September 1993, he was Director of Product Development for the Accumulation and Investment Group of Providian Corporation. From July 1983 to July 1988, Mr. Carr was a consulting actuary for Tillinghast, being named a principal of that firm in 1987.

David E. Ferguson, age 51 - Executive Vice President--Chief Administrative Officer. Mr. Ferguson is an Executive Vice President and Chief Technology Officer of ARM and holds various offices with other subsidiaries of ARM. Mr. Ferguson has been associated with ARM and its predecessors since March 1992. Prior to joining ARM, from 1990 to March 1992, he was the President and Chief Executive Officer of the James Graham Brown Foundation, Inc., a private philanthropy in Louisville, Kentucky. From 1984 to 1990, Mr. Ferguson was a partner at Ernst & Young LLP and National Director of their Insurance Industry Consulting group.

Edward L. Zeman, age 43 - Executive Vice President--Chief Financial Officer. Mr. Zeman is an Executive Vice President and the Chief Financial Officer of ARM and holds various offices with other subsidiaries of ARM. Prior to joining ARM in September 1995, he was Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer of SBM. From 1977 through 1990, Mr. Zeman served as a Senior Manager for Deloitte & Touche LLP. Mr. Zeman currently also serves on the Board of Directors of Dotronix, Inc.

Peter S. Resnik, age 38 - Treasurer. Mr. Resnik is the Treasurer of ARM and also holds this office for other ARM subsidiaries. Mr. Resnik has been associated with ARM and its predecessors since July 1992. Prior to joining ARM, from 1986 through July 1992, he served as Assistant Vice President of Commonwealth Insurance, a subsidiary of Providian Corporation in various management positions, the last of which was Director of Planning and Budgets in the Agency Group Division.

Barry G. Ward, age 37 - Controller. Mr. Ward is the Controller of ARM and also holds this office for other ARM subsidiaries. Prior to joining ARM, from January 1989 to October 1993, he served in various positions within Ernst & Young LLP's Insurance Industry Accounting and Auditing Practice, the last of which was Manager.

Kevin L. Howard, age 34 - Secretary. Mr. Howard is a Legal Officer and Assistant Counsel of ARM and holds various offices with other subsidiaries of ARM. Prior to joining ARM in 1994, from April 1992 to January 1994, he was Assistant General Counsel for Providian Corporation, practicing primarily in the areas of securities and real estate law. From 1989 to 1992, he was an associate with the law firm of Greenebaum Doll & McDonald.

Michael A. Cochran, age 39 - Tax Officer. Mr. Cochran is the Tax Officer of ARM and also holds this office for other ARM subsidiaries. Mr. Cochran has been Tax Officer of ARM since November 1997. Prior to joining ARM, he was a tax principal with Ernst & Young LLP from July 1984 to October 1997.

LIMITATION OF LIABILITY AND INDEMNIFICATION

Pursuant to our Articles of Incorporation, the liability of our directors to us and our stockholders is eliminated to the fullest extent permitted by Minnesota law and the 1940 Act. Under Minnesota law, the Articles of Incorporation may eliminate a director's personal liability to a corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This does not include liability resulting from a breach of the duty of loyalty to the corporation or its stockholders, liability for an act or omission not in good faith, involving intentional misconduct or a knowing violation of law, liability for illegal distributions or liability for any transaction undertaken for improper personal benefit. The 1940 Act prohibits a company from indemnifying or by any other means limiting a director's liability resulting from willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties. In accordance with Minnesota law and SEC rules, our By-Laws provide for the indemnification of an officer or director of against judgments, penalties, fines, settlements, and expenses incurred as a result of being made a party to a proceeding by reason of his or her official capacity with us.

We have been informed that in the opinion of the SEC, indemnification of our directors, officers or persons controlling us for liabilities arising under the Securities Act of 1933 (1933
ACT) is against public policy as expressed in the 1933 Act and is therefore unenforceable.

RELATIONSHIP WITH ARM AND AFFILIATES

Pursuant to an Investment Services Agreement and an Administrative Services Agreement we entered into in June 1995 with ARM, we reimburse ARM for investment management services (provided in part through New ARMCA) as well as administrative services. ARM's charges are based upon .20% of invested assets annually for investment management services and .25% of total certificate reserves annually for administrative services. These amounts may be reduced by agreement of the parties.

Pursuant to a Tax Allocation Agreement for taxable periods beginning January 1, 1995, we have agreed to reimburse ARM for any tax benefits arising from the inclusion of our separate company taxable income in ARM's consolidated income tax returns (e.g., the potential tax benefit that may arise if we used consolidated net operating losses to offset a portion of our income tax liability).

Our Underwriting Agreement with ARM Securities, is described above under "Underwriting Agreement". Prior to the ARM Acquisition, we paid ARM Securities a sales commission not to exceed $30.00 per $1,000 invested per three-year Certificate maturity period.

For the year ended December 31, 1998, we paid ARM $97,346 for investment management services and $109,789 for administrative services.

INDEPENDENT AUDITORS

Ernst & Young LLP is our independent auditor. Ernst & Young LLP, on an annual basis, will audit certain financial statements prepared by management and express an opinion on such financial statements based on their audits.

Our financial statements and schedules included herein at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, have been audited by Ernst & Young LLP as set forth in their reports appearing elsewhere herein and are included in reliance on such reports given upon the authority of such firm as experts in accounting and auditing.

SELECTED FINANCIAL DATA

The following table contains selected financial data of SBM Certificate Company for the years ended December 31, 1994 through 1998. These data were derived from our audited financial statements. The report of our independent auditors, Ernst & Young LLP, with respect to the years ended December 31, 1998, 1997 and 1996 appears later in this Prospectus. You should read the following financial information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements and related notes included later in this Prospectus.


                                                                            YEAR ENDED DECEMBER 31
                                                          ----------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                       1998        1997         1996        1995*        1994
STATEMENT OF OPERATIONS DATA
Total investment income                                   $ 2,826     $ 3,933      $ 4,290     $ 4,889      $ 5,326
Interest credited on certificate reserves                  (2,063)     (2,795)      (2,822)     (2,929)      (3,575)
Net investment spread                                         763       1,138        1,468       1,960        1,751

Total investment and other expenses                          (576)       (755)        (815)       (958)      (1,225)
Federal income tax (expense) benefit                         ( 53)       (124)        (238)       (406)        (163)
Net investment income (loss)                                  134         259          415         596          363
Net realized investment gains (losses)                       (103)       (164)         317         181           20
Net income                                                     31          95          732         777          383
Earnings per share **                                        0.12        0.38         2.93        3.11         1.53

BALANCE SHEET DATA (END OF PERIOD)
Total assets                                              $39,354     $60,270      $55,726     $60,580      $60,609
Face-amount certificate reserves                           34,068      45,127       50,186      52,460       60,355
Shareholder's equity                                        5,028       4,982        5,064       4,986          187


* We were acquired by ARM effective as of May 31, 1995. The results of operations for 1995 represent our historical results for the period from January 1, 1995 to May 31, 1995 combined with the results of our operations subsequent to the ARM Acquisition from June 1, 1995 to December 31, 1995. The operating results subsequent to the ARM Acquisition include the effect of new accounting values assigned to invested assets and intangibles and differences in management and investment advisory fees charged by ARM and SBM.

**   Earnings per share based on 250,000 shares issued and outstanding.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

1998 COMPARED WITH 1997

Net investment income (net income excluding net realized investment gains and losses) was $133,733 and $258,205 for 1998 and 1997, respectively. The decrease in net investment income was primarily attributable to a decrease in net investment spread, partially offset by lower investment and other expenses.

Net investment spread, which is the difference between investment income and interest credited on certificate reserves, decreased to $0.8 million during 1998 from $1.1 million in 1997. These amounts reflect net investment spread of 1.12% and 1.63% during 1998 and 1997, respectively, between our investment yield on average cash and investments and the average rate credited on certificate reserves. Our investment income decreased to $2.8 million from $3.9 million for 1998 and 1997, respectively. These amounts represent investment yields of 6.46% and 7.43% on average cash and investments of $43.8 million and $52.9 million for 1998 and 1997, respectively. This decrease in annualized investment yield on cash and investments was primarily attributable to our investing in more corporate and plain vanilla mortgage-backed securities during 1998 compared to 1997. Further depressing the investment yield, above normal cash balances were held to provide necessary liquidity for maturing face-amount certificates.

Interest credited on certificate reserves was $2.1 million and $2.8 million for 1998 and 1997, respectively. These amounts represent average rates of interest credited of 5.34% and 5.80% on average certificate reserves of $38.7 million and $48.2 million for 1998 and 1997, respectively. The majority of our outstanding face-amount certificates are fixed-rate three year contracts. We monitor credited interest rates for new and renewal issues against competitive products, mainly bank certificates of deposit. Credited interest rate adjustments (up or down) on new certificates are made as we deem necessary. New and renewal contracts issued during 1998 have crediting rates that are generally lower than contracts that matured during that period, resulting in the overall decrease in the average crediting rate.

Investment and other expenses were $575,823 and $755,256 for 1998 and 1997, respectively. The decrease in investment and other expenses is primarily attributable to a decrease in management and investment advisory fees and real estate expenses in 1998 of $39,333 and $76,247, respectively, compared to 1997. In addition, there was zero goodwill amortization during the year ended December 31, 1998 compared to the $23,833 for the year ended December 31, 1997. The goodwill asset became fully amortized during the second quarter of 1997.

Realized investment losses were $152,977 and $268,002 for 1998 and 1997, respectively. Realized investment losses for 1998 include a loss of $178,795 related to the write-down to fair value and subsequent sale of our real estate investment. Other realized investment gains and losses were primarily interest-rate related and attributable to our asset/liability management strategies. Fixed maturities and equity securities (i.e., non-redeemable preferred stock) classified as available-for-sale are sold during rising and falling interest rate environments which can result in period-to-period swings in interest-rate related realized investment gains and losses.

During 1998, net income was $30,643 compared to $94,688 in 1997. The decrease was primarily attributable to a decrease in net investment income partially offset by a reduction in net realized investment losses.

Certificate reserves decreased $11.1 million or 24.5% during 1998, as maturities and surrenders exceeded sales and renewals. We believe a significant factor leading to the decrease is that the certificate of deposit marketplace is currently very competitive. For certificates reaching their maturity date during 1998 and 1997, 61% and 64%, respectively, were renewed.

1997 COMPARED WITH 1996

Net investment income was $258,205 and $414,670 for 1997 and 1996, respectively. The decrease in net investment income was primarily attributable to a decrease in net investment spread, partially offset by lower investment and other expenses and lower federal income tax expense.

Net investment spread decreased to $1.1 million during 1997 from $1.5 million in 1996. These amounts reflect net investment spread of 1.63% and 2.28% during 1997 and 1996, respectively, between our investment yield on average cash and investments and the average rate credited on certificate reserves. Our investment income decreased to $3.9 million from $4.3 million for 1997 and 1996, respectively. These amounts represent investment yields of 7.43% and 7.78% on average cash and investments of $52.9 million and $54.5 million for 1997 and 1996, respectively. This decrease in investment yield on cash and investments was primarily attributable to selling our mortgage-backed derivative securities during the last half of 1997 and reinvesting the proceeds when generally lower reinvestments rates were available. As a result of this trading activity, above normal average cash balances were held, further depressing the investment yield.

Interest credited on certificate reserves was $2.8 million for both 1997 and 1996. These amounts represent average rates of interest credited of 5.80% and 5.50% on average certificate reserves of $48.2 million and $50.4 million for 1997 and 1996, respectively. New and renewal contracts issued during 1997 had crediting rates that were generally higher than contracts that matured during 1997, resulting in the overall increase in the average crediting rate.

Investment and other expenses were $755,256 and $815,094 for 1997 and 1996, respectively. The decrease in investment and other expenses was primarily attributable to (i) a decrease in goodwill amortization, (ii) a decrease in real estate expenses at our Minnesota facility and (iii) a decrease in other expenses which included decreases in annual regulatory examination expense and filing fees. Such decreases were partially offset by an increase in renewal commissions.

Realized investment losses were $268,002 for 1997 compared to realized investment gains of $485,135 for 1996. Such realized investment gains and losses were interest-rate and credit related and attributable to our asset/liability management strategies. Fixed maturities and equity securities (i.e., non-redeemable preferred stock) classified as available-for-sale are sold during rising and falling interest rate environments which can result in period-to-period swings in interest-rate related realized investment gains and losses.

During 1997, net income was $94,688 compared to $731,981 in 1996. The decrease was primarily attributable to a decrease in realized investment gains and net investment income.

Certificate reserves decreased $5.1 million or 10.1% during 1997, as maturities and surrenders exceeded sales and renewals. We believe a significant factor leading to the decrease was that the certificate of deposit marketplace was very competitive, as many financial institutions offered special high rates to induce customers to open new accounts. For face-amount certificates reaching their maturity date during 1997 and 1996, 64% and 73%, respectively, were renewed.

ASSET PORTFOLIO REVIEW

We primarily invest in securities with fixed maturities with the objective of providing reasonable returns while limiting liquidity and credit risks. Our investments in fixed maturities were 97% and 99% investment grade for the years ended December 31, 1998 and 1997, respectively. Investment grade securities are those classified as 1 or 2 by the National Association of Insurance Commissioners, or where such classifications are not available, securities are classified by a nationally recognized statistical rating organization (i.e., Standard & Poor Corporation's rating of BBB- or above). Additionally, our investment portfolio has no exposure to real estate, mortgage loans and common equity securities. As of December 31, 1998, we held no securities which had defaulted on principal or interest payments.

Fixed maturities include mortgage-backed and asset-backed securities, corporate securities, U.S. Treasury securities and other government obligations. Mortgage-backed securities ("MBSs"), which include pass-through securities and collateralized mortgage obligations ("CMOs"), totaled $18.4 million at December 31, 1998, representing 48.0% of total qualified assets (54.2% at December 31, 1997). Our investments in CMOs represented 46.7% and 52.4% of our qualified assets as of December 31, 1998 and 1997, respectively. MBSs, including CMOs, are subject to risks associated with prepayments of the underlying mortgage loans. Prepayments cause these securities to have actual maturities different from those expected at the time of purchase. The degree to which a security is susceptible to either an increase or decrease in yield due to prepayment speed adjustments is influenced by the difference between its amortized cost and par, the relative sensitivity of the underlying mortgages backing the assets to prepayments in a changing interest rate environment and the repayment priority of the securities in the overall securitization structure. Prepayment sensitivity is evaluated and monitored, giving full consideration to the collateral characteristics such as weighted average coupon rate, weighted average maturity and the prepayment history of the specific loan pool. Additionally, we routinely project three year liability and asset cash flows with the goal of maintaining an adequate level of liquidity for maturing face-amount certificates. Our asset/liability management strategies not only allow us to monitor our short-term liquidity needs, but also aim to provide protection to our investment portfolio from adverse changes in interest rates.

Based on the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," we currently classify our fixed maturity and equity securities as available-for-sale. Such securities are carried at fair value and changes in fair value, net of related deferred income taxes, are charged or credited directly to shareholder's equity. Fluctuations in interest rates during 1998 resulted in unrealized gains of $70,448 (net of $37,936 in deferred income taxes) at December 31, 1998 compared to unrealized gains of $54,723 (net of $29,466 in deferred income taxes) at December 31, 1997. Volatility in reported shareholder's equity occurs as a result of SFAS No. 115 which requires some assets to be carried at fair value while other assets and all liabilities are carried at historical values.

We manage assets and liabilities in a closely integrated manner to minimize the volatility of margins. As a result, adjusting our shareholder's equity for changes in the fair value of our fixed maturities and equity securities without reflecting offsetting changes in the value of our liabilities or other assets creates volatility in reported shareholder's equity but does not reflect the underlying economics of our business.

LIQUIDITY AND FINANCIAL RESOURCES

We have never paid cash dividends on our common stock in order to maintain and increase capital resources. We will, however, evaluate this on an ongoing basis.

As of December 31, 1998, we had $3.9 million of qualified assets in excess of the minimum amount required by the 1940 Act and the rules and regulations promulgated thereunder by the SEC, as computed in accordance with Section 28(b) of the 1940 Act. In addition, the MDC has certain regulatory authority over us. The MDC has historically recommended to us that face-amount certificate companies should maintain a ratio of shareholder's equity to total assets of a minimum of 5% based upon a valuation of available-for-sale securities reflected at amortized cost for purposes of this calculation. Under this formula, our capital ratio was 12.6% at December 31, 1998.

Our primary liquidity requirement relates to our payment of certificate maturities and surrenders. The principal sources of cash to meet such liquidity requirements are investment income and proceeds from maturities and redemptions of investments.

At December 31, 1998, cash and cash equivalents totaled $3.3 million, a decrease of $9.8 million from December 31, 1997. The December 31, 1997 cash and cash equivalents balance included $9.7 million of cash needed to settle a payable during January 1998 for investment securities purchased in December 1997. Our aim is to manage its cash and cash equivalents position so as to satisfy short-term liquidity needs. In connection with this management of cash and cash equivalents, we may invest idle cash in short duration fixed maturities to capture additional yield when short-term liquidity requirements permit.

Cash flows of $2.2 million, $4.0 million and $3.6 million were generated from operating activities in 1998, 1997 and 1996, respectively. These cash flows resulted principally from investment income, less management and investment advisory fees and commissions paid. Proceeds from sales, redemptions and maturities of investments generated $50.1 million, $93.1 million and $39.4 million in cash flows during 1998, 1997 and 1996, respectively, which were offset by purchases of investments of $49.3 million, $79.5 million and $38.5 million, respectively.

                             SBM CERTIFICATE COMPANY

                          INDEX TO FINANCIAL STATEMENTS



Report of Independent Auditors
Balance Sheets as of December 31, 1998 and 1997
Statements of Operations for the Years Ended December 31, 1998, 1997, and 1996 Statements of Shareholder's Equity for the Years Ended December 31, 1998, 1997 and 1996 Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and 1996 Notes to Financial Statements

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
SBM Certificate Company

We have audited the accompanying balance sheets of SBM Certificate Company as of December 31, 1998 and 1997, and the related statements of operations, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SBM Certificate Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                                           /s/ Ernst & Young LLP


Louisville, Kentucky
February 9, 1999

SBM CERTIFICATE COMPANY
                                 BALANCE SHEETS


------------------------------------------------------------------------------- -------------------------------------
                                                                                             DECEMBER 31,
                                                                                      1998                  1997
                                                                                  ------------          ------------
ASSETS
Qualified assets:
   Cash and investments:
     Investments in securities of unaffiliated issuers:
       Fixed maturities, available-for-sale, at fair value (amortized cost:
         1998B$34,136,751; 1997B$45,602,442)                                      $ 34,149,196          $ 45,614,870
       Equity securities, at fair value (cost: 1998B$290,688; 1997B$340,473)           390,776               412,234
     Certificate loans                                                                 164,209               186,292
     Other invested assets                                                                   -               471,992
     Cash and cash equivalents                                                       3,279,970            13,054,864
                                                                                  ------------          ------------
   Cash and investments                                                             37,984,151            59,740,252

   Receivables:
     Dividends and interest                                                            296,013               328,516
     Receivable for investment securities sold                                          22,249                     -
                                                                                  ------------          ------------
   Total receivables                                                                   318,262               328,516
                                                                                  ------------          ------------
Total qualified assets                                                              38,302,413            60,068,768

Other fixed maturities, available-for-sale, at fair value (amortized
    cost: 1998-$851,978) (unaffiliated issuer)                                         847,835                     -
Deferred acquisition costs                                                             204,228               157,994
Other assets                                                                                 -                42,948
                                                                                  ------------          ------------

Total assets                                                                      $ 39,354,476          $ 60,269,710
                                                                                  ============          ============


                             SBM CERTIFICATE COMPANY
                           BALANCE SHEETS (CONTINUED)


------------------------------------------------------------------------------- -------------------------------------
                                                                                             DECEMBER 31,
                                                                                      1998                  1997
                                                                                  ------------          ------------


LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

   Certificate reserves                                                           $ 34,067,826          $ 45,127,084
   Payable for investment securities purchased                                               -             9,731,948
   Deferred federal income taxes                                                        27,265                98,320
   Accounts payable and other liabilities                                              231,345               330,686
                                                                                  ------------          ------------
Total liabilities                                                                   34,326,436            55,288,038

Shareholder's equity:
   Common stock, $1 par value; 1,000,000 shares authorized;
     250,000 shares issued and outstanding                                             250,000               250,000
   Additional paid-in capital                                                        3,050,000             3,050,000
   Accumulated other comprehensive income from net unrealized gains
    on available-for-sale securities                                                    70,448                54,723
   Retained earnings                                                                 1,657,592             1,626,949
                                                                                  ------------          ------------
Total shareholder's equity                                                           5,028,040             4,981,672
                                                                                  ------------          ------------

Total liabilities and shareholder's equity                                        $ 39,354,476          $ 60,269,710
                                                                                  ============          ============


SEE ACCOMPANYING NOTES.

                             SBM CERTIFICATE COMPANY
                            STATEMENTS OF OPERATIONS


----------------------------------------------------------------------------------------------------------------
                                                                              YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------------
                                                                      1998            1997              1996
                                                                  -----------      -----------       -----------
Investment income:
   Interest income from securities                                $ 2,699,491      $ 3,729,295       $ 4,089,948
   Other investment income                                            127,006          203,810           200,127
                                                                  -----------      -----------       -----------
Total investment income                                             2,826,497        3,933,105         4,290,075

Investment and other expenses:
   Management and investment advisory fees                            207,135          246,468           246,468
   Deferred acquisition cost amortization and renewal
     commissions                                                      279,289          288,974           245,126
   Real estate expenses                                                90,423          166,670           205,029
   Amortization of goodwill                                                 -           23,833            79,824
   Other expenses (income)                                            (1,024)           29,311            38,647
                                                                  -----------      -----------       -----------
Total investment and other expenses                                   575,823          755,256           815,094

Interest credited on certificate reserves                           2,063,311        2,795,360         2,821,912
                                                                  -----------      -----------       -----------
Net investment income before
  income taxes                                                        187,363          382,489           653,069
Income tax expense                                                    (53,630)        (124,284)         (238,399)
                                                                  -----------      -----------       -----------
Net investment income                                                 133,733          258,205           414,670

Realized investment gains (losses)                                   (152,977)        (268,002)          485,135
Income tax benefit (expense) on realized
  investment gains and losses                                          49,887          104,485          (167,824)
                                                                  -----------      -----------       -----------
Net realized investment gains (losses)                               (103,090)        (163,517)          317,311
                                                                  -----------      -----------       -----------

Net income                                                        $    30,643      $    94,688       $   731,981
                                                                  ===========      ===========       ===========


SEE ACCOMPANYING NOTES.

                             SBM CERTIFICATE COMPANY
                       STATEMENTS OF SHAREHOLDER'S EQUITY


--------------------------------------------------------------------------------------------------------------------------
                                                                          ACCUMULATED
                                                         ADDITIONAL          OTHER                              TOTAL
                                          COMMON          PAID-IN        COMPREHENSIVE        RETAINED       SHAREHOLDER'S
                                          STOCK           CAPITAL            INCOME           EARNINGS          EQUITY
                                         --------        ----------      -------------       -----------     -------------
Balance, January 1, 1996                 $250,000        $3,050,000        $ 885,878         $   800,280      $ 4,986,158

  Comprehensive income:
    Net income                                                                                   731,981          731,981

    Change in net unrealized
     gains on available-for-sale
     securities, net of tax                                                 (654,337)                            (654,337)
                                                                                                               ----------
  Comprehensive income                                                                                             77,644
                                         --------        ----------        ---------         -----------       ----------
Balance, December 31, 1996                250,000         3,050,000          231,541           1,532,261        5,063,802


  Comprehensive income:
    Net income                                                                                                     94,688
                                                                                                  94,688
    Change in net unrealized
     gains on available-for-sale
     securities, net of tax                                                 (176,818)                            (176,818)
                                                                                                               ----------
  Comprehensive income                                                                                            (82,130)
                                         --------        ----------        ---------         -----------       ----------
Balance, December 31, 1997                250,000         3,050,000           54,723           1,626,949        4,981,672

  Comprehensive income:
    Net income                                                                                    30,643           30,643
    Change in net unrealized
     gains on available-for-sale
     securities, net of tax                                                   15,725                               15,725
                                                                                                               ----------
  Comprehensive income                                                                                             46,368
                                         --------        ----------        ---------         -----------       ----------

Balance, December 31, 1998               $250,000        $3,050,000        $  70,448         $ 1,657,592       $5,028,040
                                         ========        ==========        =========         ===========       ==========


SEE ACCOMPANYING NOTES.

                             SBM CERTIFICATE COMPANY
                            STATEMENTS OF CASH FLOWS


---------------------------------------------------------------------------------------------------------------------
                                                                                YEAR ENDED DECEMBER 31,
                                                                  ---------------------------------------------------
                                                                      1998               1997                1996
                                                                  ------------       ------------        ------------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income                                                        $     30,643       $     94,688        $    731,981
   Adjustments to reconcile net income to cash flows
    provided by operating activities:
     Provision for certificate reserves                              2,063,311          2,795,360           2,821,912
     Realized investment (gains) losses                                152,977            268,002            (485,135)
     Deferral of acquisition costs                                    (325,523)          (314,805)           (263,788)
     Amortization of deferred acquisition costs and
      renewal commissions                                              279,289            288,974             245,126
     Other amortization and depreciation                               110,043            465,553             530,429
     Deferred tax expense (benefit)                                    (79,525)          (162,627)            178,606
     (Increase) decrease in dividends and interest receivable           32,503            205,442            (136,060)
     Changes in other assets and liabilities                           (57,214)           323,092             (40,816)
                                                                  ------------       ------------        ------------
Cash flows provided by operating activities                          2,206,504          3,963,679           3,582,255

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Fixed maturity investments:
   Purchases                                                       (49,260,045)       (79,455,679)        (38,523,432)
   Maturities and redemptions                                       24,117,893         10,812,744           5,642,891
   Sales                                                            26,000,513         82,250,553          33,578,496
Sales, maturities and redemptionsCmortgage loans and real
 estate                                                                260,296              3,091             155,643
Repayment of certificate loans, net                                     22,083             87,076               6,095
                                                                  ------------       ------------        ------------
Cash flows provided by investing activities                          1,140,740         13,697,785             859,693

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Amounts paid to face-amount certificate holders                    (13,423,346)        (8,179,248)         (6,063,787)
Amounts received from face-amount certificate holders                  301,208            325,456             968,537
                                                                  ------------       ------------        ------------
Cash flows used in financing activities                                                (7,853,792)         (5,095,250)
                                                                  ------------       ------------        ------------

Net change in cash and cash equivalents                             (9,774,894)         9,807,672            (653,302)
Cash and cash equivalents at beginning of year                      13,054,864          3,247,192           3,900,494
                                                                  ------------       ------------        ------------

Cash and cash equivalents at end of year                          $  3,279,970       $ 13,054,864        $  3,247,192
                                                                  ============       ============        ============


SEE ACCOMPANYING NOTES.

                             SBM CERTIFICATE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     SBM Certificate Company (the "Company") was incorporated in 1990 for the purpose of acquiring the face-amount certificate business of SBM Company ("SBM"). Effective December 31, 1993, SBM transferred all of the Company's shares of common stock to its wholly owned subsidiary, State Bond and Mortgage Life Insurance Company ("SBM Life"), and the Company became a wholly owned subsidiary of SBM Life.

     On June 14, 1995, ARM Financial Group, Inc. ("ARM"), completed the acquisition of substantially all of the assets and business operations of SBM, including all of the issued and outstanding common stock of SBM's subsidiaries, SBM Life and SBM Financial Services, Inc (the "Acquisition"). On November 29, 1996, SBM Financial Services, Inc. changed its name to ARM Securities Corporation ("ARM Securities"). By virtue of the Acquisition, ARM acquired control of the Company, a wholly owned subsidiary of SBM Life. Concurrent with the Acquisition, ARM acquired all outstanding shares of the authorized common stock of the Company from SBM Life for a purchase price of $3.3 million.

NATURE OF OPERATIONS

     The Company is an issuer of face-amount certificates and is registered under the Investment Company Act of 1940 (the "1940 Act"). A face-amount certificate is an obligation of the Company requiring the Company to pay certificate holders the original invested amount of the certificate, plus a three-year fixed-rate return, at a given maturity date. The Company's face-amount certificates are sold primarily in the Midwest. Face-amount certificates, which are similar to bank certificates of deposit, generally compete with various types of individual savings products offered by banks and insurance companies that provide a fixed rate of return on investors' money.

BASIS OF PRESENTATION

     The financial statements are prepared in accordance with generally accepted accounting principles.

INVESTMENTS

     Fixed maturities and equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of taxes, reported as a separate component of shareholder's equity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The amortized cost of fixed maturities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization or accretion is computed using the interest method and is included in investment income. Anticipated prepayments on mortgage-backed securities are considered in determining the effective yield on such securities. If a difference arises between anticipated and actual prepayments, the carrying value of the investment is adjusted with a corresponding charge or credit to investment income. Interest and dividends are included in investment income. Certificate loans are carried at their unpaid principal balances. Cash and cash equivalents consist of highly liquid investments with maturities of three months or less from the time of purchase. Security transactions are accounted for on the date the order to buy or sell is executed. Realized gains and losses on the sale of investments are determined based upon the specific identification method.

     Other invested assets includes real estate, which is recorded at cost, less accumulated depreciation since the Acquisition.

DEFERRED ACQUISITION COSTS

     Costs of issuing new face-amount certificates, principally commissions, have been deferred. These costs are amortized on a straight-line basis over the initial maturity period of the certificates which is three years.

FACE-AMOUNT CERTIFICATE RESERVES

     Face-amount certificates issued by the Company entitle certificate holders, who have made either single or installment payments, to receive a definite sum of money at maturity. Certificate reserves accrue interest, and cash surrender values are less than accumulated certificate reserves prior to maturity dates. The reserve accumulation rates, cash surrender values, and certificate reserves, among other matters, are governed by the 1940 Act.

INCOME TAXES

     In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company uses the liability method of accounting for income taxes. The Company files a consolidated federal income tax return with ARM and ARM's other non-life insurance subsidiaries. Pursuant to a tax sharing agreement, the consolidated income tax due is allocated among the companies based on each company's proportionate share of taxable income. When tax benefits are recognized for losses, (capital and operating) to the extent they can be used in the consolidated return, the company that originally generated the loss is reimbursed by the benefited company. However, in the event that no consolidated tax is owed, the tax sharing agreement does not require ARM to reimburse its subsidiaries for the use of a subsidiary's losses to offset ARM income.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.   INVESTMENTS

     The amortized cost and estimated fair values of available-for-sale securities were as follows:


                                                                  AVAILABLE-FOR-SALE SECURITIES
                                               ------------------------------------------------------------------
                                                                     GROSS            GROSS
                                                                   UNREALIZED       UNREALIZED        ESTIMATED
                                                   COST              GAINS            LOSSES          FAIR VALUE
                                               ------------        ----------       ----------       ------------
DECEMBER 31, 1998:
   Fixed maturities:
     Mortgage-backed securities                $ 18,342,358          $ 74,953        $  45,435       $ 18,371,876
     Corporate securities                         9,637,558            75,980          115,474          9,598,064
     U.S. Treasury securities and
       obligations of U.S. government
       agencies                                   6,062,081            58,793            7,162          6,113,712
     Foreign governments                            450,787                 -           42,056            408,731
     Asset-backed securities                        334,340                 -            2,643            331,697
     Obligations of state and political
       subdivisions                                 161,605            11,346                -            172,951
                                               ------------         ---------        ---------       ------------
   Total fixed maturities                        34,988,729           221,072          212,770         34,997,031
   Equity securities                                290,688           100,088                -            390,776
                                               ============         =========        =========       ============
       Total available-for-sale securities     $ 35,279,417         $ 321,160        $ 212,770       $ 35,387,807
                                               ============         =========        =========       ============

DECEMBER 31, 1997:
   Fixed maturities:
     Mortgage-backed securities                $ 27,284,744         $ 121,331        $ 119,474       $ 27,286,601
     Corporate securities                         5,102,468            40,992                -          5,143,460
     U.S. Treasury securities and
       obligations of U.S. government
       agencies                                  11,343,142            11,763            2,985         11,351,920
     Foreign governments                            450,960                 -           49,052            401,908
     Asset-backed securities                      1,033,932                 -            2,372          1,031,560
     Obligations of state and political
       subdivisions                                 387,196            12,225                -            399,421
                                               ------------         ---------        ---------       ------------
   Total fixed maturities                        45,602,442           186,311          173,883         45,614,870
   Equity securities                                340,473            73,277            1,516            412,234
                                               ------------         ---------        ---------       ------------
       Total available-for-sale securities     $ 45,942,915         $ 259,588        $ 175,399       $ 46,027,104
                                               ============         =========        =========       ============


     The amortized cost and estimated fair value of securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties and because mortgage-backed and asset-backed securities provide for periodic payments throughout their life.


                                                               DECEMBER 31, 1998
                                                         -----------------------------
                                                                            ESTIMATED
                                                                              FAIR
                                                            COST              VALUE
                                                         -----------       -----------
FIXED MATURITIES:
   Due in one year or less                               $ 8,650,422       $ 8,715,545
   Due after one year through five years                     644,631           605,712
   Due after five years through ten years                  1,243,281         1,271,211
   Due after ten years                                     5,773,697         5,700,990
   Asset-backed securities                                   334,340           331,697
   Mortgage-backed securities                             18,342,358        18,371,876
                                                         -----------       -----------
     Total fixed maturities                              $34,988,729       $34,997,031
                                                         ===========       ===========


     Gross gains of $123,867, $765,664, and $642,039 and gross losses of $95,449, $1,082,809, and $175,226 were realized on sales of fixed maturities classified as available-for-sale for the year ended December 31, 1998, 1997, and 1996 respectively.

     Gross gains of $23,459, $49,143, and $23,980 were recognized on equity securities sold during 1998, 1997, and 1996, respectively. Gross losses of $1,062 for 1998 and zero for both 1997 and 1996 were recognized on equity securities sold.

     During 1998, the Company sold its sole investment in real estate and realized a loss of $178,795 associated with the transaction.

3.   COMPREHENSIVE INCOME

     As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or total shareholders' equity. SFAS No. 130 requires unrealized gains or losses on the Company's available-for-sale securities to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

     The following table shows, for available-for-sale securities, a reconciliation of the net unrealized gain (loss) arising during the period and the change in net unrealized gains (losses) as reported on the accompanying statements of shareholder's equity. Amounts are reported net of related tax at the 35% statutory rate.


                                                                         YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------
                                                               1998               1997               1996
                                                             --------          ----------         ----------
Net unrealized gain (loss) arising
  during period on available-for-sale securities             $ 99,925          $ (235,975)        $ (367,123)

Reclassification adjustment for net realized
  (gains) losses included in net income                       (84,200)             59,157           (287,214)
                                                             --------          ----------         ----------

Change in net unrealized gains (losses) on
  available-for-sale securities                              $ 15,725          $ (176,818)        $ (654,337)
                                                             ========          ==========         ==========


4.   CERTIFICATE RESERVES

     Total certificate reserves at December 31 are summarized as follows:


                                                                               MINIMUM           ADDITIONAL
                                              1998             1997            INTEREST           INTEREST
                                           ------------     ------------    --------------     --------------
Fully-paid certificates:
   Single-payment series 503               $ 30,754,255     $ 41,533,024         2.50%         2.25% to 4.60%
   Installment                                2,084,595        2,220,962    2.50% to 3.50%     1.50% to 2.75%
   Optional settlement                          594,300          521,643    2.50% to 3.00%     2.00% to 2.75%
   Due to unlocated certificate                   3,126            2,878         None
                                           ------------     ------------
                                             33,436,276       44,278,507

Installment certificates:
   Reserves to mature, by series:
     120, 215, and 220                          302,400          393,801         3.25%         1.75% to 2.00%
     315                                        135,104          191,975         3.50%         1.50% to 1.75%
   Advance payments                             194,046          262,801          *                   *
                                           ------------     ------------
                                                631,550          848,577
                                           ------------     ------------
         Total certificate reserves        $ 34,067,826     $ 45,127,084
                                           ============     ============


* Minimum interest rates on advance payments are generally the same as the rates on scheduled installment payments. Interest credited on advance payments, however, is accruing at 5.00% and will continue at that rate through 1999.

5.   FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair values of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgement was required to develop these estimates. Accordingly, the estimates are not necessarily indicative of the amounts which could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.


                                                           DECEMBER 31, 1998                  DECEMBER 31, 1997
                                                     ------------------------------     ------------------------------
                                                       CARRYING         ESTIMATED         CARRYING         ESTIMATED
                                                        VALUE           FAIR VALUE         VALUE           FAIR VALUE
                                                     ------------      ------------     ------------      ------------
Assets:
    Fixed maturities                                 $ 34,997,031      $ 34,997,031     $ 45,614,870      $ 45,614,870
    Equity securities                                     390,776           390,776          412,234           412,234
    Certificate loans                                     164,209           164,209          186,292           186,292
    Other invested assets                                       -                 -          471,992           471,992
    Cash and cash equivalents                           3,279,970         3,279,970       13,054,864        13,054,864
    Other assets                                                -                 -           42,948            42,948
Liabilities:
    Certificate reserves                               34,067,826        34,251,701       45,127,084        45,340,626
    Accounts payable and other liabilities                231,345           231,345          330,686           330,686


     The following methods and assumptions were used in estimating fair values:

FIXED MATURITIES AND EQUITY SECURITIES

     Fair values for investments in securities are based on quoted market prices, where available. For fixed maturities and equity securities for which a quoted market price is not available, fair values are estimated using internally calculated estimates or quoted market prices of comparable instruments.

CERTIFICATE LOANS

     The carrying value of certificate loans approximates their fair value.

CASH AND CASH EQUIVALENTS

     The carrying amounts of cash and cash equivalents approximate their fair value given the short-term nature of these assets.

CERTIFICATE RESERVES

     The fair value of certificate reserves is based on a discounted cash flow analysis, using the current interest rate offered on new certificates of 5.00% and 5.25% at December 31, 1998 and 1997, respectively.

OTHER INVESTED ASSETS, OTHER ASSETS, ACCOUNTS PAYABLE AND OTHER LIABILITIES

     The financial statement carrying amounts of other invested assets, other assets, accounts payable and other liabilities are deemed to be a reasonable approximation of their fair value.

6.   FEDERAL INCOME TAXES

     Deferred federal income taxes reflect the net tax effects of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (ii) operating and capital losses. Significant components of the deferred tax liabilities and assets as of December 31, 1998 and December 31, 1997 were:


                                                                                     DECEMBER 31,
                                                                              ---------------------------
                                                                                1998              1997
                                                                              ---------         ---------
Deferred tax liabilities:
   Real estate limited partnership                                            $       -         $  99,798
   Net unrealized gains on available-for-sale securities                         37,936            29,466
   Other                                                                          1,616             2,932
                                                                              ---------         ---------
       Total deferred tax liabilities                                            39,552           132,196

Deferred tax assets:
   Investments                                                                   73,867           113,357
    Net operating loss carryforward                                              58,420                 C
   Fixed assets                                                                       -            38,677
   Capital loss carryover                                                             -           281,842
                                                                              ---------         ---------
       Total deferred tax assets                                                132,287           433,876
   Valuation allowance for deferred tax assets                                 (120,000)         (400,000)
                                                                              ---------         ---------
       Net deferred tax assets                                                   12,287            33,876
                                                                              ---------         ---------
   Deferred tax liabilities shown on the accompanying balance sheets          $  27,265         $  98,320
                                                                              =========         =========


     The Company's net operating loss carryforward of $166,915 at December 31, 1998, expires in the year 2018.

     The components of the provision for federal income tax expense consist of the following:


                                                 YEAR ENDED DECEMBER 31,
                                         ----------------------------------------
                                           1998           1997            1996
                                         --------       ---------       ---------
Current                                  $ 83,268       $ 182,426       $ 227,617
Deferred                                  (79,525)       (162,627)        178,606
                                         --------       ---------       ---------
Total federal income tax expense         $  3,743       $  19,799       $ 406,223
                                         ========       =========       =========


     In the event that future tax assets are recognized on deductible temporary differences for which a valuation allowance was provided at the Acquisition date, such benefits are applied to first reduce the balance of goodwill. During 1997, goodwill was reduced by $89,262 as a result of realizing such benefits. No such benefits were realized in 1998 and 1996. The 1997 reduction in the valuation allowance of $314,521 reduced the goodwill balance to zero.

     Federal income tax expense differs from that computed by using the federal income tax rate of 35% as shown below.


                                                                      YEAR ENDED DECEMBER 31,
                                                               -------------------------------------
                                                                 1998           1997         1996
                                                               ---------      --------     ---------
Income tax expense at statutory rate                           $  12,035      $ 40,070     $ 398,371
Unreimbursed capital loss carryover used by ARM                  281,842             -             -
Decrease in valuation allowance related to capital
    loss carryover                                              (280,000)            -             -
Dividend received deduction                                       (7,749)      (12,457)      (12,577)
Tax-exempt interest                                               (4,194)       (5,677)       (7,283)
Goodwill amortization                                                  -         8,342        27,938
Other                                                              1,809       (10,479)         (226)
                                                               ---------      --------     ---------
Total federal income tax expense                               $   3,743      $ 19,799     $ 406,223
                                                               =========      ========     =========


     The Company files a consolidated federal income tax return with ARM and ARM's other non-life insurance subsidiaries. At December 31, 1998 and 1997, $103,373 and $124,435 were due to ARM, respectively, pursuant to the tax sharing agreement, related to ordinary losses.

7.   RELATED PARTY TRANSACTIONS

     Management and investment advisory fee expenses reflected in the accompanying financial statements represent allocations of expenses from ARM. These allocations include amounts for administrative and investment services, including use of property, equipment and facilities. The allocations are currently based on the proportion which such business and assets managed represents of all of ARM's and its subsidiaries' business activities. The allocations were $207,135 for the year ended December 31, 1998 and $246,468 for both the years ended December 31, 1997 and 1996. Management believes that the methods used to allocate such expenses are reasonable.

     The Company has paid ARM Securities, an affiliate, $325,523, $314,805 and $263,089 for the years ended 1998, 1997 and 1996, respectively, for sales commissions and other issuance, underwriting and sales expenses.

8.   SHAREHOLDER'S EQUITY AND REGULATORY MATTERS

     The Company is subject to two principal restrictions relating to its regulatory capital requirements. First, under the 1940 Act, the Company is required to establish and maintain qualified assets (as defined in Section 28(b) of the 1940 Act) having a value not less than the aggregate of certificate reserves plus $250,000 ($34.3 million and $45.4 million at December 31, 1998 and 1997, respectively). The Company had qualified assets (at amortized cost) of $38.3 million and $60.1 million at those respective dates.

     For purposes of determining compliance with the foregoing provisions, qualified assets are valued in accordance with District of Columbia Insurance Laws (the "D.C. Laws") as required by the 1940 Act. Qualified assets for which no provision for valuation is made in the D.C. Laws are valued in accordance with rules, regulations, or orders prescribed by the SEC. These values are the same as the financial statement carrying values, except that for financial statement purposes, fixed maturities and equity securities classified as available-for-sale are carried at fair value. For qualified asset purposes, fixed maturities classified as available-for-sale are valued at amortized cost and equity securities are valued at cost.

     Second, the Minnesota Department of Commerce ("MDC") has historically recommended to the Company that face-amount certificate companies should maintain a ratio of shareholder's equity to total assets of a minimum of 5% based upon a valuation of available-for-sale securities at amortized cost for purposes of this calculation. Under this formula, the Company's capital ratio was 12.6% and 8.2% at December 31, 1998 and 1997, respectively.

     Pursuant to the required calculations of various states, the provisions of the certificates, depository agreements, and the 1940 Act, qualified assets of the Company were deposited with independent custodians to meet certificate liability requirements as of December 31, 1998 and 1997, as shown in the following table. Certificate loans, secured by applicable certificate reserves, are deducted from certificate reserves in computing deposit requirements.


                                                                                     1998                  1997
                                                                                  -----------           -----------
Qualified assets on deposit with:
   Central depositary                                                             $37,534,866           $48,664,004
   State governmental authorities                                                     196,143               245,772
                                                                                  -----------           -----------
     Total qualified assets on deposit                                            $37,731,009           $48,909,776
                                                                                  ===========           ===========
     Required deposits (certificate reserves less certificate loans
        plus $250,000)                                                            $34,153,617           $45,190,792
                                                                                  ===========           ===========



Qualified assets on deposit consisted of the following at December 31:

                                                                                     1998                  1997
                                                                                  -----------           -----------
Investment securities, at cost plus accrued interest                              $37,731,009           $48,437,784
First mortgage loans                                                                        -                   960
Other assets on deposit, at cost                                                            -               471,032
                                                                                  -----------           -----------
     Total qualified assets on deposit                                            $37,731,009           $48,909,776
                                                                                  ===========           ===========


                                     PART II

Item 13  Other Expenses of Issuance and Distribution

*Fees and expenses of accountants                             $12,000
*Costs of Printing                                            $20,000
*Legal Fees                                                   $ 1,000
Registration Fees                                             -
Federal Taxes                                                 -
State Taxes and Fees                                          -
Trustee and Transfer Agency Fees                              -
Premium on Indemnification Policy                             -
                                                              -------

                                            Total             $33,000
                                                              =======


*Estimated

Item 14  Indemnification of Directors and Officers

Pursuant to Our Articles of Incorporation, the liability of our directors is limited to the fullest extent permitted by applicable Minnesota law, except as prohibited by the Investment Company Act of 1940. Minnesota law allows the elimination of a director's personal liability to a corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except liability for a breach of the duty of loyalty, acts or omissions not in good faith, involving intentional misconduct or a knowing violation of law, liability for illegal distributions or liability for any transaction undertaken for improper personal benefit. Under the Investment Company Act of 1940 directors may not be protected by indemnification or other means from liability for willful misfeasance, bad faith, gross negligence or reckless disregard of their duties ("disabling conduct").

Our By-Laws provide for indemnification of officers and directors to the fullest extent permitted by applicable Minnesota law. Minnesota law requires indemnification as long as the party charged acted in good faith, derived no improper personal benefit, had no reasonable cause to believe his or her act was unlawful and believed the act to be in the best interest of the corporation. However, in accordance with our By-Laws, such indemnification is only allowed if either a court, a majority of a quorum of non-party, non-interested directors, or an independent legal counsel affirmatively determines that the officer, director or adviser involved is not liable for any disabling conduct. In addition, we may not make any advances in payment for expenses incurred by officers, directors or advisers unless such a party undertakes in writing to repay any such advance and posts security for such undertaking, or if our insurance would cover a default on such an undertaking, or if the majority of a quorum of non-party directors or independent legal counsel determine such advance is justified due to the officer's, director's or adviser's likely success on the merits.

Item 15  Not Applicable

Item 16(a)  Exhibits

(1) Underwriting Agreement by and between SBM Certificate Company and ARM Securities Corporation (formerly SBM Financial Services, Inc.) dated June 14, 1995 incorporated by reference to Exhibit 1 to Form S-1 Registration Statement of SBM Certificate Company (File No. 33-38066) filed on March 5, 1996.

(3)(I) Articles of Incorporation of SBM Certificate Company incorporated by reference to Exhibit 3(i) to Form S-1 Registration Statement of SBM Certificate Company (File No. 33-38066) filed on December 4, 1990.

(3)(II) By-Laws of SBM Certificate Company incorporated by reference to Exhibit 3(ii) to Form S-1 Registration Statement of SBM Certificate Company (File No. 33-38066) filed on December 4, 1990.

(4) Form of Series 503 Certificate incorporated by reference to SBM Certificate Company Registration Statement of Face-Amount Certificate Company on Form N-8B-4 (File No. 811-6268) filed on April 1, 1991.

(5) Opinion of John R. McGeeney (filed herewith).

(10) Material contracts

(b) Underwriting Agreement by and between SBM Certificate Company and ARM Securities Corporation (formerly SBM Financial Services, Inc.) dated June 14, 1995 incorporated by reference to Exhibit 1 to Form S-1 Registration Statement of SBM Certificate Company (File No. 33-38066) filed on March 5, 1996.

(c) Administrative Services Agreement by and between SBM Certificate Company and ARM Financial Group, Inc. dated as of June 14, 1995 incorporated by reference to
Exhibit 1 to Form S-1 Registration Statement of SBM Certificate Company (File No. 33-38066) filed on March 5, 1996.

(d) Investment Services Agreement by and between SBM Certificate Company and ARM Financial Group, Inc. dated June 14, 1995 incorporated by reference to Exhibit 1 to Form S-1 Registration Statement of SBM Certificate Company (File No. 33-38066) filed on March 5, 1996.

(e) Custody Agreement, as amended and supplemented, between SBM Certificate Company and First Bank National Association dated December 20, 1990, incorporated by reference to Exhibit 10(b) to Form S-1 Registration Statement of SBM Certificate Company (File No. 33-38066) filed on January 2, 1991.

(f) Form of Tax Allocation Agreement which will be entered into by and among SBM Certificate Company, ARM, and certain ARM subsidiaries for taxable periods beginning January 1, 1995 incorporated by reference to Exhibit 1 to Form S-1 Registration Statement of SBM Certificate Company (File No. 33-38066) filed on March 5, 1996.

(g) Policies on Asset/Liability Risk Management and Investment Management, adopted as of March 19, 1997 incorporated by reference herein to Exhibit 10(g) to Form S-1 Registration Statement of SBM Certificate Company (File No. 33-38066) filed on March 2, 1998.

(h) Indemnification Agreement by and between ARM Financial Group, Inc. dated June 26, 1997 incorporated by reference herein to Exhibit 10(h) to Form S-1 Registration Statement of SBM Certificate Company (File No.
33-38066) filed on March 2, 1998.

(23) Consent of Ernst & Young LLP dated February 23, 1999 (filed herewith).

(27) Financial Data Schedule - Not Applicable

Item 16(b)  Financial Statement Schedules

Report of Independent Auditors

Schedule I     Investments in Securities of Unaffiliated Issuers - December 31,
               1998
Schedule V     Qualified Assets on Deposit- December 31, 1998
Schedule VI    Certificate Reserves - Year Ended December 31, 1998
Schedule XII   Valuation and Qualifying Accounts - December 31, 1998

Schedules I, and VI as of or for the year ended December 31, 1997 in the Company's Post Effective Amendment No. 9 to Registration Statement on Form S-1 filed March 2, 1998 (File No. 33-38066) are incorporated by reference.

Schedules required by Article 6 of Regulation S-X for face-amount certificate companies other than those listed are omitted because they are not required, are not applicable, or equivalent information has been included in the financial statements and notes thereto, or elsewhere herein.

Item 17 Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, Commonwealth of Kentucky, on February 26, 1999.

SBM Certificate Company

By: /s/ John R. Mcgeeney
   ------------------------
John R. McGeeney, President


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Principal Executive Officer:

/s/ John R. Mcgeeney                          02/26/99
-------------------------------------        ----------------------
John R. McGeeney                             Date
Chairman of the Board and President

Principal Financial Officer:

/s/ Edward L. Zeman                           02/26/99
-------------------------------------        ----------------------
Edward L. Zeman                              Date
Executive Vice President--Chief
Financial Officer

Principal Accounting Officer:

/s/ Barry G. Ward                             02/26/99
-------------------------------------        ----------------------
Barry G. Ward                                Date


Directors:

/s/ Paul J. Houk                              02/26/99
-------------------------------------        ----------------------
Paul J. Houk


/s/ Robert J. Marshall, Jr.                   02/26/99
-------------------------------------        ----------------------
Robert J. Marshall, Jr.


/s/ Walter L. Sales                           02/26/99
-------------------------------------        ----------------------
Walter L. Sales                                 Date